Collaborative Investor Engagement

Concerned shareholder of Smith Micro Software, Inc. urges investor collaboration

240.14a-103 Notice of Exempt Solicitation (Voluntary)

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Smith Micro Software, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Jerald Hammann

ADDRESS OF PERSON RELYING ON EXEMPTION: 1566 Sumter Ave. N, Minneapolis MN 55427

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure.

Concerned shareholder of Smith Micro Software, Inc. urges investor collaboration

Jerald Hammann, a Smith Micro Software, Inc. shareholder, urges shareholders concerned about their investment in Smith Micro to collaborate to increase the effectiveness of their actions.

Individual shareholders often lack the voting power to effect meaningful change at shareholder meetings. However, through collaboration, the opportunity exists for shareholders to discuss their investment objectives and assert a proactive posture in addressing board nominations and corporate governance proposals.

In support of this proactive posture, in a letter to Smith Micro dated February 5, 2024, Jerald Hammann volunteered to join the Board of Directors of Smith Micro Software, Inc.

If you are interested in discussing your investment objectives relative to Smith Micro or in discussing its 2024 annual shareholder meeting, please contact Jerald Hammann at investoradvocacy411@gmail.com or (612) 470-4478.

Disclaimers

This is not a solicitation of authority to vote your proxy. Please DO NOT send the author your proxy card. The author is not able to vote your proxy, nor does this communication contemplate such an event.

This is not an offer to enter into any agreement to act together with any shareholder for the purpose of acquiring, holding, voting, or disposing of equity securities. The author has no present intent to enter into a group pursuant to 17 CFR § 240.13d-5(b)(1).

The views expressed are those of the author as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This communication should not be construed as a research report.